SUB-ITEM 77H

RIVERSOURCE INVESTMENT SERIES, INC. - FORM N-SAR

ITEM 77H:

For RiverSource Disciplined Large Cap Growth Fund:

For the fiscal period ended March 31, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds, Disciplined Asset Allocation Portfolios, RiverSource Retirement Plus funds and RiverSource Investments, LLC, through their initial capital investments, were owners of record of more than 25% of the outstanding shares of the Fund.

For RiverSource Disciplined Large Cap Value Fund:

For the fiscal period ended March 31, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The Disciplined Asset Allocation Portfolios, RiverSource Income Builder funds, RiverSource Retirement Plus funds and RiverSource Investments, LLC, through its initial capital investments, were owners of record of more than 25% of the outstanding shares of the Fund.